Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31, 2014	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013	July 31, 2014	July 31, 2013
Interest, Dividend and Fee Income
Loans	$2,683	$2,639	$2,680	$2,695	$2,689	$8,002	$8,050
Securities	517	477	506	543	577	1,500	1,733
Deposits with banks	67	69	67	59	63	203	185
	3,267	3,185	3,253	3,297	3,329	9,705	9,968
Interest Expense
Deposits	727	701	717	711	683	2,145	2,016
Subordinated debt	37	37	36	38	35	110	107
Other liabilities	396	384	387	431	428	1,167	1,285
	1,160	1,122	1,140	1,180	1,146	3,422	3,408
Net Interest Income	2,107	2,063	2,113	2,117	2,183	6,283	6,560
Non-Interest Revenue
Securities commissions and fees	326	318	307	291	290	951	833
Deposit and payment service charges	260	239	241	237	232	740	679
Trading revenues	231	246	274	188	208	751	661
Lending fees	169	171	169	155	152	509	448
Card fees	116	116	112	110	124	344	351
Investment management and custodial fees	255	197	194	179	178	646	514
Mutual fund revenues	301	238	229	220	217	768	612
Underwriting and advisory fees	238	149	191	156	141	578	503
Securities gains, other than trading	12	47	62	210	-	121	75
Foreign exchange, other than trading	40	38	54	38	39	132	134
Insurance income	94	113	107	125	147	314	320
Other	66	106	69	112	89	241	235
	2,108	1,978	2,009	2,021	1,817	6,095	5,365
Total Revenue	4,215	4,041	4,122	4,138	4,000	12,378	11,925
Provision for Credit Losses (Note 3)	130	162	99	189	76	391	398
Non-Interest Expense
Employee compensation (Note 12)	1,595	1,491	1,581	1,439	1,448	4,667	4,403
Premises and equipment	469	452	455	491	457	1,376	1,342
Amortization of intangible assets	104	90	90	89	88	284	257
Travel and business development	136	122	119	142	128	377	372
Communications	73	78	68	70	73	219	221
Business and capital taxes	8	10	10	10	9	28	29
Professional fees	159	140	135	142	124	434	385
Other	212	211	226	197	199	649	637
	2,756	2,594	2,684	2,580	2,526	8,034	7,646
Income Before Provision for Income Taxes	1,329	1,285	1,339	1,369	1,398	3,953	3,881
Provision for income taxes	203	209	278	295	275	690	760
Net Income	$1,126	$1,076	$1,061	$1,074	$1,123	$3,263	$3,121
Attributable to:
Bank shareholders	1,110	1,062	1,048	1,061	1,107	3,220	3,069
Non-controlling interest in subsidiaries	16	14	13	13	16	43	52
Net Income	$1,126	$1,076	$1,061	$1,074	$1,123	$3,263	$3,121
Earnings Per Share (Canadian $) (Note 13)
Basic	$1.68	$1.61	$1.58	$1.60	$1.67	$4.86	$4.58
Diluted	1.67	1.60	1.58	1.60	1.66	4.85	4.57

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation – see Note 1.

BMO Financial Group Third Quarter Report 2014 • 33

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the nine months ended
	July 31, 2014	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013	July 31, 2014	July 31, 2013
Net income	$1,126	$1,076	$1,061	$1,074	$1,123	$3,263	$3,121
Other Comprehensive Income (Loss)
Items that will not be reclassified to net income
Remeasurement of pension and other employee future benefit plans (1)	(98)	21	25	(17)	298	(52)	315
	(98)	21	25	(17)	298	(52)	315
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	76	27	(38)	67	(48)	65	(77)
Reclassification to earnings of (gains) in the period (3)	(17)	(16)	(22)	(5)	(2)	(55)	(45)
	59	11	(60)	62	(50)	10	(122)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (4)	53	(31)	142	137	(231)	164	(162)
Reclassification to earnings of (gains) on cash flow hedges (5)	(25)	(23)	(25)	(23)	(31)	(73)	(102)
	28	(54)	117	114	(262)	91	(264)
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	(98)	(278)	1,176	261	316	800	480
Impact of hedging unrealized gain (loss) on translation of net foreign operations (6)	-	(25)	(270)	(109)	(140)	(295)	(300)
	(98)	(303)	906	152	176	505	180
Other Comprehensive Income (Loss)	(109)	(325)	988	311	162	554	109
Total Comprehensive Income	$1,017	$751	$2,049	$1,385	$1,285	$3,817	$3,230
Attributable to:
Bank shareholders	1,001	737	2,036	1,372	1,269	3,774	3,178
Non-controlling interest in subsidiaries	16	14	13	13	16	43	52
Total Comprehensive Income	$1,017	$751	$2,049	$1,385	$1,285	$3,817	$3,230
(1)	Net of income tax (provision) recovery of $32, $(11), $(10), $11, $(120) for the three months ended, and $11, $(137) for the nine months ended, respectively.
(2)	Net of income tax (provision) recovery of $(30), $(12), $12, $(27), $24 for the three months ended, and $(30), $36 for the nine months ended, respectively.
(3)	Net of income tax provision of $6, $9, $12, $3, $1 for the three months ended, and $27, $19 for the nine months ended, respectively.
(4)	Net of income tax (provision) recovery of $(14), $15, $(43), $(49), $82 for the three months ended, and $(42), $61 for the nine months ended, respectively.
(5)	Net of income tax provision of $6, $5, $9, $7, $14 for the three months ended, and $20, $38 for the nine months ended, respectively.
(6)	Net of income tax (provision) recovery of $(2), $9, $95, $39, $50 for the three months ended, and $102, $107 for the nine months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current period’s presentation – see Note 1.

34 • BMO Financial Group Third Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2014	April 30, 2014	January 31, 2014	October 31, 2013	July 31, 2013
Assets
Cash and Cash Equivalents	$38,250	$35,082	$34,112	$26,089	$33,055
Interest Bearing Deposits with Banks	5,800	7,069	6,586	6,518	7,531
Securities
Trading	90,459	82,426	85,957	75,159	72,491
Available-for-sale (Note 2)	47,673	51,883	55,736	53,710	51,439
Held-to-maturity	10,420	9,318	8,254	6,032	4,846
Other	989	983	994	899	1,021
	149,541	144,610	150,941	135,800	129,797
Securities Borrowed or Purchased Under Resale Agreements	49,452	51,981	53,579	39,799	53,749
Loans (Notes 3 and 5)
Residential mortgages	99,484	97,632	97,321	96,392	93,132
Consumer instalment and other personal	64,286	64,571	64,610	63,640	63,230
Credit cards	7,976	7,953	7,963	7,870	7,801
Businesses and governments	115,812	116,492	112,396	104,585	101,023
	287,558	286,648	282,290	272,487	265,186
Customers’ liability under acceptances	9,651	9,906	9,207	8,472	9,029
Allowance for credit losses (Note 3)	(1,768)	(1,850)	(1,747)	(1,665)	(1,658)
	295,441	294,704	289,750	279,294	272,557
Other Assets
Derivative instruments	26,825	28,859	37,502	30,259	31,638
Premises and equipment	2,174	2,172	2,220	2,168	2,109
Goodwill (Note 8)	5,253	3,994	4,052	3,819	3,767
Intangible assets	2,020	1,554	1,558	1,511	1,511
Current tax assets	770	800	1,030	1,065	1,304
Deferred tax assets	2,962	2,927	2,986	3,027	2,956
Other	8,344	8,293	8,346	7,695	8,738
	48,348	48,599	57,694	49,544	52,023
Total Assets	$586,832	$582,045	$592,662	$537,044	$548,712
Liabilities and Equity
Deposits (Note 9)
Banks	$22,865	$22,607	$26,930	$20,591	$21,362
Businesses and governments	243,808	238,915	240,347	222,346	214,565
Individuals	132,550	132,485	131,116	125,432	123,596
	399,223	394,007	398,393	368,369	359,523
Other Liabilities
Derivative instruments	28,151	30,279	36,843	31,974	32,959
Acceptances	9,651	9,906	9,207	8,472	9,029
Securities sold but not yet purchased	28,366	24,350	26,646	22,446	21,041
Securities lent or sold under repurchase agreements	40,606	46,125	44,789	28,884	47,596
Current tax liabilities	255	146	386	438	373
Deferred tax liabilities	185	71	115	107	131
Other	42,147	39,871	39,585	41,179	43,620
	149,361	150,748	157,571	133,500	154,749
Subordinated Debt	3,948	3,965	3,983	3,996	4,014
Equity
Share capital (Note 10)	15,194	14,686	14,298	14,268	14,264
Contributed surplus	310	313	316	315	321
Retained earnings	16,724	16,155	15,617	15,087	14,657
Accumulated other comprehensive income	991	1,100	1,425	437	126
Total shareholders’ equity	33,219	32,254	31,656	30,107	29,368
Non-controlling interest in subsidiaries	1,081	1,071	1,059	1,072	1,058
Total Equity	34,300	33,325	32,715	31,179	30,426
Total Liabilities and Equity	$586,832	$582,045	$592,662	$537,044	$548,712

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation – see Note 1.

BMO Financial Group Third Quarter Report 2014 • 35

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Preferred Shares
Balance at beginning of period	$2,615	$2,265	$2,265	$2,465
Issued during the period	700	-	1,200	-
Redeemed during the period	(275)	-	(425)	(200)
Balance at End of Period	3,040	2,265	3,040	2,265
Common Shares
Balance at beginning of period	12,071	12,014	12,003	11,957
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	47	47	47	129
Issued under the Stock Option Plan	36	13	104	62
Repurchased for cancellation (Note 10)	-	(75)	-	(149)
Balance at End of Period	12,154	11,999	12,154	11,999
Contributed Surplus
Balance at beginning of period	313	320	315	213
Stock option expense/exercised	(3)	1	(5)	1
Foreign exchange on redemption of preferred shares	-	-	-	107
Balance at End of Period	310	321	310	321
Retained Earnings
Balance at beginning of period	16,155	14,227	15,087	13,456
Net income attributable to bank shareholders	1,110	1,107	3,220	3,069
Dividends – Preferred shares	(28)	(30)	(83)	(91)
– Common shares	(504)	(478)	(1,484)	(1,428)
Common shares repurchased for cancellation (Note 10)	-	(169)	-	(349)
Share issue expense	(9)	-	(16)	-
Balance at End of Period	16,724	14,657	16,724	14,657
Accumulated Other Comprehensive Income on Pension and Other Post-Employment Plans
Balance at beginning of period	(119)	(446)	(165)	(463)
Remeasurement of pension and other post-employment plans (1)	(98)	298	(52)	315
Balance at End of Period	(217)	(148)	(217)	(148)
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	156	193	205	265
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	76	(48)	65	(77)
Reclassification to earnings of gains in the period (3)	(17)	(2)	(55)	(45)
Balance at End of Period	215	143	215	143
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	55	140	(8)	142
Gains (losses) on cash flow hedges arising during the period (4)	53	(231)	164	(162)
Reclassification to earnings of gains on cash flow hedges (5)	(25)	(31)	(73)	(102)
Balance at End of Period	83	(122)	83	(122)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	1,008	77	405	73
Unrealized gain (loss) on translation of net foreign operations	(98)	316	800	480
Impact of hedging unrealized loss on translation of net foreign operations (6)	-	(140)	(295)	(300)
Balance at End of Period	910	253	910	253
Total Accumulated Other Comprehensive Income (Loss)	991	126	991	126
Total Shareholders’ Equity	$33,219	$29,368	$33,219	$29,368
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,071	1,071	1,072	1,435
Net income attributable to non-controlling interest	16	16	43	52
Dividends to non-controlling interest	(26)	(32)	(52)	(68)
Preferred share redemption	-	-	-	(359)
Acquisitions (Note 7)	22	-	22	-
Other	(2)	3	(4)	(2)
Balance at End of Period	1,081	1,058	1,081	1,058
Total Equity	$34,300	$30,426	$34,300	$30,426
(1)	Net of income tax (provision) recovery of $32, $(120), $11, $(137) for the three and nine months ended, respectively.
(2)	Net of income tax (provision) recovery of $(30), $24, $(30), $36 for the three and nine months ended, respectively.
(3)	Net of income tax provision of $6, $1, $27, $19 for the three and nine months ended, respectively.
(4)	Net of income tax (provision) recovery of $(14), $82, $(42), $61 for the three and nine months ended, respectively.
(5)	Net of income tax provision of $6, $14, $20, $38 for the three and nine months ended, respectively.
(6)	Net of income tax (provision) recovery of $(2), $50, $102, $107 for the three and nine months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation – see Note 1.

36 • BMO Financial Group Third Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Cash Flows from Operating Activities
Net Income	$1,126	$1,123	$3,263	$3,121
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	6	10	7	19
Net (gain) on securities, other than trading	(18)	(10)	(128)	(94)
Net (increase) decrease in trading securities	(8,038)	1,016	(14,562)	(1,924)
Provision for credit losses (Note 3)	130	76	391	398
Change in derivative instruments – decrease in derivative asset	2,400	12,462	3,473	18,059
– (decrease) in derivative liability	(2,926)	(12,149)	(4,399)	(17,345)
Amortization of premises and equipment	87	85	268	257
Amortization of intangible assets	104	88	284	257
Net (increase) decrease in deferred income tax asset	(3)	180	223	239
Net (decrease) in deferred income tax liability	(1)	(18)	(37)	(41)
Net decrease in current income tax asset	28	287	397	110
Net increase (decrease) in current income tax liability	92	(189)	(204)	(44)
Change in accrued interest – decrease in interest receivable	138	60	135	200
– increase (decrease) in interest payable	(34)	(88)	4	(221)
Changes in other items and accruals, net	1,535	(597)	2,047	202
Net increase (decrease) in deposits	6,316	(3,764)	22,034	29,710
Net (increase) in loans	(1,603)	(7,067)	(11,676)	(15,383)
Net increase (decrease) in securities sold but not yet purchased	4,004	(2,991)	5,644	(2,550)
Net increase (decrease) in securities lent or sold under repurchase agreements	(5,359)	8,024	10,773	7,000
Net (increase) decrease in securities borrowed or purchased under resale agreements	2,393	6,435	(8,289)	(5,742)
Net Cash Provided by Operating Activities	377	2,973	9,648	16,228
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(9)	8	(40)	(188)
(Maturities) of Covered Bonds	-	-	-	(1,354)
Proceeds from issuance of preferred shares (Note 10)	700	-	1,200	-
Redemption of preferred shares (Note 10)	(275)	-	(425)	(200)
Redemption of securities of a subsidiary (Note 10)	-	-	-	(359)
Proceeds from issuance of common shares	37	15	105	67
Common shares repurchased for cancellation (Note 10)	-	(244)	-	(498)
Share issue expense	(9)	-	(16)	-
Cash dividends paid	(471)	(456)	(1,494)	(1,388)
Cash dividends paid to non-controlling interest	(26)	(32)	(52)	(68)
Net Cash (Used in) Financing Activities	(53)	(709)	(722)	(3,988)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,247	(1,199)	931	(1,052)
Purchases of securities, other than trading	(3,817)	(12,105)	(21,599)	(24,602)
Maturities of securities, other than trading	1,949	3,969	10,709	10,780
Proceeds from sales of securities, other than trading	4,840	1,125	13,392	15,074
Premises and equipment – net (purchases)	(156)	(58)	(207)	(243)
Purchased and developed software – net purchases	(87)	(60)	(269)	(178)
Acquisitions (Note 7)	(956)	-	(956)	140
Net Cash Provided by (Used in) Investing Activities	3,020	(8,328)	2,001	(81)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(176)	696	1,234	981
Net increase (decrease) in Cash and Cash Equivalents	3,168	(5,368)	12,161	13,140
Cash and Cash Equivalents at Beginning of Period	35,082	38,423	26,089	19,915
Cash and Cash Equivalents at End of Period	$38,250	$33,055	$38,250	$33,055
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$36,795	$31,659	$36,795	$31,659
Cheques and other items in transit, net	1,455	1,396	1,455	1,396
	$38,250	$33,055	$38,250	$33,055
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,196	$1,232	$3,411	$3,623
Amount of income taxes paid in the period	$111	$29	$282	$505
Amount of interest and dividend income received in the period	$3,326	$3,360	$9,705	$10,092

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation – see Note 1.

BMO Financial Group Third Quarter Report 2014 • 37

Notes to Consolidated Financial Statements

July 31, 2014 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2013 as set out on pages 130 to 188 of our 2013 Annual Report.

These interim consolidated financial statements were authorized for issue by the Board of Directors on August 26, 2014.

Changes in Accounting Policy

Effective November 1, 2013, we adopted, on a retrospective basis, the following new and amended accounting pronouncements issued by the International Accounting Standard Board (“IASB”): IAS 19 Employee Benefits (“IAS 19”), IAS 1 Presentation of Financial Statements (“IAS 1”), IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IFRS 11 Joint Arrangements (“IFRS 11”). As a result of the adoption of IAS 19, IFRS 10, and IFRS 11, net income attributable to shareholders for the nine months ended July 31, 2013 decreased by approximately $39 million after tax. We also adopted IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IFRS 13 Fair Value Measurement (“IFRS 13”), and IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (“IFRS 7”) which will result in additional disclosures in our 2014 annual consolidated financial statements. Refer to pages 39 and 40 of our First Quarter 2014 Report to Shareholders for a description of these new and amended accounting pronouncements and to our 2013 Annual Report, pages 132 to 133 for additional disclosures relating to the transition impact as at November 1, 2012.

During the quarter, we changed the classification of our Non-Cumulative, 5-year Rate Reset Class B Preferred Shares Series 27 from liabilities to equity. The prior periods presentation has been reclassified to conform to the current period’s presentation.

Future Changes in IFRS

In May 2013, the IFRS Interpretations Committee (“IFRIC”) issued IFRIC 21 Levies which provides guidance on when to recognize a liability to pay a levy imposed by governments on entities in accordance with legislation. IFRIC 21 is effective for our fiscal year beginning November 1, 2014. We are currently assessing the impact of this standard on our future financial results.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which replaces the existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers, with the exception of revenue earned from contracts in the scope of other standards, such as financial instruments, insurance contracts and leases. The new standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from transactions with our customers. IFRS 15 is effective for our fiscal year beginning November 1, 2017. We are currently assessing the impact of the standard on our future financial results.

In July 2014, the IASB issued IFRS 9 Financial Instruments which addresses classification and measurement, impairment and hedge accounting.

The new standard requires assets to be carried at amortized cost, fair value through profit and loss or fair value through other comprehensive income based on our business model for managing financial assets and the contractual cash flow characteristics of the financial asset. The classification and measurement of liabilities remains generally unchanged with the exception of liabilities recorded at fair value through profit and loss. For these liabilities, fair value changes attributable to changes in our own credit risk are generally presented in other comprehensive income.

IFRS 9 introduces a new impairment model for financial assets. The new standard provides a single impairment model based on expected credit losses resulting in credit losses being recognized regardless of whether a loss event has occurred. The expected credit loss model will apply to most financial instruments not measured at fair value, with the most significant impact being to loans. Using the expected credit loss model results in recognition of credit losses based on a 12 month horizon for performing loans whereas loans that experience a significant deterioration in credit risk since inception result in recognition of lifetime expected credit losses.

IFRS 9 introduces a new hedge accounting model that expands the scope of eligible hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. Under the IFRS 9 model, it will be necessary to demonstrate an economic relationship between the hedged item and the hedging instrument; however there will no longer be specified quantitative measures to achieve hedge accounting. IFRS 9 does not permit portfolio or macro hedging.

IFRS 9 is effective for our fiscal year beginning on November 1, 2018. Early adoption is permitted. We are currently assessing the impact of this new standard on our future financial results.

38 • BMO Financial Group Third Quarter Report 2014

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				July 31, 2014				October 31, 2013
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Issued or guaranteed by:
Canadian federal government	10,831	89	1	10,919	12,989	129	3	13,115
Canadian provincial and municipal governments	3,910	46	6	3,950	3,707	23	32	3,698
U.S. federal government	2,759	4	7	2,756	4,650	10	-	4,660
U.S. states, municipalities and agencies	5,690	52	6	5,736	5,363	41	12	5,392
Other government	5,867	12	1	5,878	6,165	7	9	6,163
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	3,043	28	1	3,070	2,271	6	-	2,277
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,386	23	19	6,390	6,535	24	31	6,528
Corporate debt	7,190	92	9	7,273	10,210	115	8	10,317
Corporate equity	1,589	118	6	1,701	1,413	148	1	1,560
Total	47,265	464	56	47,673	53,303	503	96	53,710
(1)	These amounts are supported by insured mortgages.
(2)	Unrealized gains and losses may be offset by related unrealized losses (gains) on liabilities or hedge contracts.

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2014, there was a $243 million ($261 million as at July 31, 2013) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Impairment Allowances (Specific ACL), beginning of period	102	81	79	68	396	387	-	-	577	536
Amounts written off	(24)	(24)	(178)	(173)	(129)	(112)	-	-	(331)	(309)
Recoveries of amounts written off in previous periods	28	7	47	39	107	183	-	-	182	229
Charge to Income Statement (Specific PCL)	14	30	130	140	(14)	(114)	-	-	130	56
Foreign exchange and other movements	(4)	(6)	(3)	(4)	(57)	(57)	-	-	(64)	(67)
Specific ACL, end of period	116	88	75	70	303	287	-	-	494	445
Collective ACL, beginning of period	87	50	640	613	767	751	27	23	1,521	1,437
Charge to income statement (Collective PCL)	(1)	47	(5)	15	7	(44)	(1)	2	-	20
Foreign exchange and other movements	-	-	(1)	-	(3)	17	-	-	(4)	17
Collective ACL, end of period	86	97	634	628	771	724	26	25	1,517	1,474
Total ACL	202	185	709	698	1,074	1,011	26	25	2,011	1,919
Comprised of: Loans	176	167	709	698	857	768	26	25	1,768	1,658
Other credit instruments	26	18	-	-	217	243	-	-	243	261

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the nine months ended	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Impairment Allowances (Specific ACL), beginning of period	99	76	71	62	315	338	-	-	485	476
Amounts written off	(65)	(79)	(487)	(556)	(294)	(307)	-	-	(846)	(942)
Recoveries of amounts written off in previous periods	49	15	127	111	356	444	-	-	532	570
Charge to Income Statement (Specific PCL)	45	94	376	460	(30)	(146)	-	-	391	408
Foreign exchange and other movements	(12)	(18)	(12)	(7)	(44)	(42)	-	-	(68)	(67)
Specific ACL, end of period	116	88	75	70	303	287	-	-	494	445
Collective ACL, beginning of period	88	47	622	624	756	759	19	30	1,485	1,460
Charge to income statement (Collective PCL)	(4)	50	11	4	(14)	(59)	7	(5)	-	(10)
Foreign exchange and other movements	2	-	1	-	29	24	-	-	32	24
Collective ACL, end of period	86	97	634	628	771	724	26	25	1,517	1,474
Total ACL	202	185	709	698	1,074	1,011	26	25	2,011	1,919
Comprised of: Loans	176	167	709	698	857	768	26	25	1,768	1,658
Other credit instruments	26	18	-	-	217	243	-	-	243	261

Interest income on impaired loans of $28 million and $92 million was recognized for the three and nine months ended July 31, 2014, respectively ($35 million and $104 million for the three and nine months ended July 31, 2013, respectively).

BMO Financial Group Third Quarter Report 2014 • 39

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessionary modifications to the contractual terms of the loan and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with a similar term, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant concessions or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $391 million as at July 31, 2014 ($388 million as at October 31, 2013). Renegotiated loans of $152 million were classified as performing as at July 31, 2014 ($155 million as at October 31, 2013). Renegotiated loans of $5 million and $13 million were written off in the three and nine months ended July 31, 2014 respectively ($59 million in the year ended October 31, 2013).

FDIC Covered Loans

Certain loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and nine months ended July 31, 2014, we recorded net recoveries of $9 million and $8 million, respectively, related to AMCORE loans (net provisions for credit losses of $14 million and net recoveries of $23 million, respectively, for the three and nine months ended July 31, 2013). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and nine months ended July 31, 2014 was $8 million and $25 million, respectively ($10 million and $40 million for the three and nine months ended July 31, 2013, respectively). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income. The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and nine months ended July 31, 2014 was $2 million recovery of and $2 million provision for credit losses, respectively, and $nil and $6 million in net interest income respectively ($nil and $nil in provision for credit losses and $35 million and $140 million in net interest income, respectively, for the three and nine months ended July 31, 2013).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three and nine months ended July 31, 2014 was $6 million and $31 million, respectively ($30 million and $100 million, respectively, for the three and nine months ended July 31, 2013).

As performing loans are repaid, the related remaining unamortized credit marks are recorded as net interest income during the period in which the cash is received. The impact to net interest income as a result of repayments for the three and nine months ended July 31, 2014 was $31 million and $120 million, respectively ($55 million and $188 million, respectively, for the three and nine months ended July 31, 2013).

Actual specific provisions for credit losses relating to these performing loans will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three and nine months ended July 31, 2014 was $3 million recovery and $52 million provision, respectively ($44 million and $191 million, respectively, for the three and nine months ended July 31, 2013).

As at July 31, 2014 the remaining amount of purchased performing loans on the balance sheet was $12.3 billion ($16.6 billion as at October 31, 2013). As at July 31, 2014, the remaining credit mark on performing term loans, revolving loans and other performing loans was $311 million, $108 million and $2 million, respectively ($425 million, $156 million, and $6 million, respectively as at October 31, 2013). Of the total credit mark for performing loans of $421 million, $236 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $185 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI Loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and nine month periods ended July 31, 2014 was $57 million and $219 million recovery of specific provision for credit losses, respectively ($140 million and $306 million recovery for the three and nine months ended July 31, 2013, respectively).

40 • BMO Financial Group Third Quarter Report 2014

As at July 31, 2014, the remaining amount of purchased credit impaired loans on the balance sheet was $0.5 billion ($0.7 billion as at October 31, 2013). As at July 31, 2014, we have no remaining credit mark related to purchased credit impaired loans ($128 million as at October 31, 2013).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall and Ilsley Corporation (“M&I”) we recorded a liability related to unfunded commitments and letters of credit.

For unfunded commitments and letters of credit, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the commitments. The impact of net interest income of such amortization for unfunded commitments and letters of credit for the three and nine months ended July 31, 2014 was $2 million and $12 million, respectively ($24 million and $71 million, respectively, for the three and nine months ended July 31, 2013).

As at July 31, 2014, the remaining credit mark on unfunded commitments and letters of credit acquired was $5 million ($15 million as at October 31, 2013).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit and counterparty risk arises predominantly with respect to loans, debt securities, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and non-trading (structural) banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss in the event that we are unable to meet our financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at July 31, 2014 are outlined in the Risk Management section on pages 26 to 32 of Management’s Discussion and Analysis of the Third Quarter 2014 Report to Shareholders.

Note 5: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		July 31, 2014 (1) (2)		October 31, 2013
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	9,785		9,956
Other related assets	7,765		8,660
Total	17,550	17,107	18,616	18,235
(1)	The fair value of the securitized assets is $17,681 million and the fair value of the associated liabilities is $17,461 million, for a net position of $220 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	During the three and nine months ended July 31, 2014, we sold $1,422 million and $3,929 million, respectively, of loans to third-party securitization programs ($1,560 million and $5,509 million for the three and nine months ended July 31, 2013, respectively).

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

BMO Financial Group Third Quarter Report 2014 • 41

Note 6: Structured Entities

On-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are summarized in the table below:

(Canadian $ in millions)			July 31, 2014			October 31, 2013
	Capital and funding vehicles	Canadian customer securitization vehicles (2)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (2)	Structured finance vehicles
Cash and cash equivalents	10	-	-	8	-	-
Trading securities	2	17	10,978	2	13	12,120
Available-for-sale securities	-	789	-	-	721	-
Derivatives	-	-	157	-	-	119
	12	806	11,135	10	734	12,239
Deposits	1,264	54	5,979	1,254	52	6,584
Derivatives	-	-	924	-	-	985
Other	20	-	4,207	20	-	4,582
	1,284	54	11,110	1,274	52	12,151
Exposure to loss
Securities held	2	806	10,978	2	734	12,120
Drawn facilities	12	-	-	12	-	-
Undrawn facilities (1)	43	4,310	na	43	3,866	na
	57	5,116	10,978	57	4,600	12,120

(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. The majority of these facilities did not relate to credit support as at July 31, 2014 and October 31, 2013.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.
na	not applicable

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

On-balance sheet amounts and maximum exposure to loss related to structured entities that are consolidated are summarized in the table below. All intercompany balances and transactions between us and the consolidated structured entities are eliminated upon consolidation.

(Canadian $ in millions)				July 31, 2014							October 31, 2013
	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle	Structured investment vehicles	Capital and funding vehicles	(3)	Bank securitization vehicle	U.S. customer securitization vehicle	Credit protection vehicle	(1)	Structured investment vehicles	(2)	Capital and funding vehicles	(3)

Cash and cash equivalents	11	55	407	7	945		25	370	1,430		7		351
Loans	7,359	2,950	-	-	18,387		7,190	3,537	-		-		20,717
Other	-	3	-	-	-		-	3	-		-		-
	7,370	3,008	407	7	19,332		7,215	3,910	1,430		7		21,068
Deposits	-	2,816	-	-	-		-	3,578	-		-		-
Other	4,931	1	162	7	5		4,328	2	530		7		18
	4,931	2,817	162	7	5		4,328	3,580	530		7		18
Exposure to loss
Securities held	2,009	-	253	-	840		1,499	-	922		-		840
Drawn facilities	-	159	-	-	16,714		-	264	-		-		18,595
Undrawn facilities	-	5,129	-	-	8,440		-	4,417	-		-		8,455
Derivative assets	-	-	11	-	63		-	-	20		-		84
	2,009	5,288	264	-	26,057		1,499	4,681	942		-		27,974

(1)	During the year ended October 31, 2013, the senior funding facility provided to our credit protection vehicle was terminated.
(2)	During the year ended October 31, 2013, Links Finance Corporation sold its remaining assets and fully repaid our liquidity facility.
(3)	The loans balance primarily consists of mortgages transferred to our Covered Bonds programs. Mortgages in excess of the amount of Covered Bonds outstanding plus the minimum required over-collateralization amounts under these programs are readily available to the bank. The undrawn facilities also primarily relate to our Covered Bond programs; the bank retains the authority to determine whether the facilities are utilized.

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

Note 7: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc (“F&C”), an investment manager based in the United Kingdom, for cash consideration of £712 million.

42 • BMO Financial Group Third Quarter Report 2014

The acquisition was accounted for as a business combination. The results of the acquisition are included in our Wealth Management reporting segment.

As part of the acquisition, we acquired intangible assets comprised primarily of fund management contracts and customer relationships, including $178 million of intangible assets that have an indefinite life and $313 million that are being amortized over 2 to 10 years primarily on a straight line basis. This acquisition strengthens our position as a globally significant money manager, enhancing our asset management platform capabilities and provides opportunities to service wealth markets in the United Kingdom and the rest of Europe. Goodwill of $1,261 million was recorded related to this acquisition and is not deductible for tax purposes.

As part of the acquisition of F&C, we acquired a subsidiary of F&C, F&C REIT LLP that is 30% owned by three other partners. We have recorded the ownership interests of the partners in F&C REIT LLP as non-controlling interests on our Consolidated Balance Sheet based on the non-controlling partners’ proportionate share of the net assets of F&C REIT LLP.

F&C contributed approximately 10% to Wealth Management’s revenues and expenses. During the quarter, included in non-interest expense in our Consolidated Income Statement are acquisition costs of $5 million and $16 million incurred in the three months and nine months ended July 31, 2014, respectively.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over 18 months after the acquisition date. During the nine months ended July 31, 2014 we paid $6 million of the contingent consideration plus accrued interest. Acquisition-related costs of $1 million were expensed in non-interest expense in our Consolidated Statement of Income for the year ended October 31, 2013. This acquisition is predominantly of the Aver loan portfolio which provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our Canadian P&C reporting segment. The acquisition was accounted for as a business combination.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, we completed the acquisition of an Asian-based wealth management business for cash consideration of $33 million. During the year ended October 31, 2013, the purchase price increased to $34 million due to a post-closing adjustment based upon working capital. Acquisition costs of $4 million were expensed in non-interest expense in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. AWMB is part of our Wealth Management reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2014		2013
	F&C	Aver	AWMB
Cash resources	338	-	434
Loans	-	232	310
Premises and equipment	9	-	1
Goodwill	1,261	20	17
Intangible assets	491	16	17
Other assets	296	3	2
Total assets	2,395	271	781
Deposits	-	-	746
Other liabilities	1,079	1	1
Total liabilities	1,079	1	747
Non-controlling interests	22	-	-
Purchase price	1,294	270	34

  The allocation of the purchase price for F&C is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Third Quarter Report 2014 • 43

Note 8: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

There were no write-downs of goodwill due to impairment during the three and nine months ended July 31, 2014 and the year ended October 31, 2013.

A continuity of our goodwill for the quarter ended July 31, 2014 and the year ended October 31, 2013 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking					Wealth Management			BMO Capital Markets		Total

	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management	(7)	Insurance		Total
Goodwill as at October 31, 2012	48		2,594		2,642	806		2		808	194		3,644
Acquisitions during the year	20		-		20	17		-		17	-		37
Other (1)	1		108		109	24		-		24	5		138
Goodwill as at October 31, 2013	69		2,702		2,771	847		2		849	199		3,819
Acquisitions during the period	-		-		-	1,261		-		1,261	-		1,261
Other (1)	(1)		125		124	42		-		42	7		173
Goodwill as at July 31, 2014	68	(2)	2,827	(3)	2,895	2,150	(4)	2	(5)	2,152	206	(6)	5,253
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club, and Aver Media LP. On November 1, 2013 we adopted IFRS 11. Goodwill of $73 million related to our joint venture is now included in the equity investment balance in other equity securities.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates primarily to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, Lloyd George Management, M&I, Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC consulting LLC, AWMB, and F&C Asset Management.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.
(7)	During the quarter, the grouping of cash generating units disclosed within our Wealth Management operating group was aligned with how we manage our business. Prior periods have been restated to reflect this change.

Note 9: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date (3)

(Canadian $ in millions)	Interest bearing		Non-interest bearing						Total
	July 31, 2014	October 31, 2013	July 31, 2014	October 31, 2013	July 31, 2014	October 31, 2013	July 31, 2014	October 31, 2013	July 31, 2014	October 31, 2013
Deposits by:
Banks	809	679	923	928	2,644	4,076	18,489	14,908	22,865	20,591
Businesses and governments	13,780	13,947	27,379	23,535	54,419	54,178	148,230	130,686	243,808	222,346
Individuals	2,506	2,579	12,508	11,448	73,487	69,853	44,049	41,552	132,550	125,432
Total (1) (2)	17,095	17,205	40,810	35,911	130,550	128,107	210,768	187,146	399,223	368,369
Booked in:
Canada	15,369	15,440	27,779	25,601	76,223	76,414	118,671	109,574	238,042	227,029
United States	1,147	1,153	12,945	10,211	53,808	51,262	69,143	59,800	137,043	122,426
Other countries	579	612	86	99	519	431	22,954	17,772	24,138	18,914
Total	17,095	17,205	40,810	35,911	130,550	128,107	210,768	187,146	399,223	368,369
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at July 31, 2014 and October 31, 2013, total deposits payable on a fixed date included $23,635 million and $19,496 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2014 and October 31, 2013 are $198,043 million and $176,236 million, respectively, of deposits denominated in U.S. dollars, and $9,703 million and $4,822 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $187,373 million of deposits, each greater than one hundred thousand dollars, of which $99,814 million were booked in Canada, $64,605 million were booked in the United States and $22,954 million were booked in other countries ($161,941 million, $89,378 million, $54,791 million and $17,772 million, respectively, as at October 31, 2013). Of the $99,814 million of deposits booked in Canada, $33,482 million mature in less than three months, $7,645 million mature in three to six months, $8,879 million mature in six to twelve months and $49,808 million mature after twelve months ($89,378 million, $31,304 million, $4,079 million, $6,861 million and $47,134 million, respectively, as at October 31, 2013). We have net unencumbered liquid assets of $171,720 million to support these and other deposit liabilities ($160,641 million as at October 31, 2013).

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

—	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
—	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at July 31, 2014, we had borrowed $855 million of federal funds ($181 million as at October 31, 2013).
—	Commercial paper, which totalled $4,737 million as at July 31, 2014 ($4,753 million as at October 31, 2013).
—	Covered bonds, which totalled $9,716 million as at July 31, 2014 ($7,964 million as at October 31, 2013).

44 • BMO Financial Group Third Quarter Report 2014

Note 10: Share Capital

On July 30, 2014, we issued 12 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of November 25, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 3.80% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.22%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 32, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Share Series 32 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the then 3-month Government of Canada Treasury Bill yield plus 2.22%.

On June 6, 2014, we issued 16 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of August 25, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 3.90% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.24%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 30, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Share Series 30 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the then 3-month Government of Canada Treasury Bill yield plus 2.24%.

On April 23, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 25, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 4.00% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.33%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 28, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Share Series 28 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the then 3-month Government of Canada Treasury Bill yield plus 2.33%.

Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the Non-Cumulative, 5-year Rate Reset Class B Preferred Share Series 31, Non-Cumulative, 5-year Rate Reset Class B, Preferred Share Series 29 and Non-Cumulative, 5-year Rate Reset Class B Preferred Share Series 27 shares in whole or in part for cash at a price per share of $25.00 on the earliest redemption date and every fifth year thereafter. The shares include a non-viability contingent capital provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is or is about to become no longer viable or if the bank accepts a capital injection or equivalent support from the government to avoid non-viability.

During the quarter ended April 30, 2014, we redeemed all of our Non-Cumulative Class B Preferred Shares Series 18, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

During the quarter ended July 31, 2014, we redeemed all of our Non-Cumulative Class B Preferred Shares Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On February 1, 2014, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital levels. The bank will periodically consult with OSFI before making purchases under the bid. During the nine months ended July 31, 2014, we did not repurchase any shares under this, or our previous, normal course issuer bid, which ended January 31, 2014. During the nine months ended July 31, 2013, we repurchased 8 million common shares at an average cost of $62.33 per share, totaling $498 million.

During the quarter ended July 31, 2013 we did not issue or redeem any preferred shares.

During the quarter ended April 30, 2013, we redeemed all of our Non-Cumulative Class B Preferred Shares Series 5, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

During the quarter ended April 30, 2013, we redeemed all of the outstanding 7 3/8% Non-Cumulative Exchangeable Preferred Stock, Series A, issued by one of our subsidiaries at a redemption price equal to US$25 per share for an aggregate redemption of US$250 million, plus unpaid dividends up to the date of redemption. Prior to the redemption, these preferred shares were reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. We recognized a gain of $107 million in contributed surplus related to foreign exchange on redemption of preferred shares.

BMO Financial Group Third Quarter Report 2014 • 45

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2014		October 31, 2013

	Number of shares	Amount	Number of shares	Amount	Convertible into…

Preferred Shares - Classified as Equity
Class B – Series 13	14,000,000	350	14,000,000	350
Class B – Series 14	10,000,000	250	10,000,000	250
Class B – Series 15	10,000,000	250	10,000,000	250
Class B – Series 16	6,267,391	157	6,267,391	157	preferred shares - class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	preferred shares - class B - series 16	(2)
Class B – Series 18	-	-	6,000,000	150	preferred shares - class B - series 19	(2)
Class B – Series 21	-	-	11,000,000	275	preferred shares - class B - series 22	(2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares - class B - series 24	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares - class B - series 26	(2)
Class B – Series 27 (5)	20,000,000	500	-	-	preferred shares - class B - series 28	(2)(4)
Class B – Series 29	16,000,000	400	-	-	preferred shares - class B - series 30	(2)(4)
Class B – Series 31	12,000,000	300	-	-	preferred shares - class B - series 32	(2)(4)

		3,040		2,265
Common Shares (3)	646,399,548	12,154	644,129,945	12,003

Share Capital		15,194		14,268

(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2013 on pages 163 to 167 of our 2013 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The stock options issued under the stock option plan are convertible into 14,169,892 common shares as at July 31, 2014 (15,801,966 common shares as at October 31, 2013).
(4)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is no longer viable or if the bank accepts a capital injection or equivalent support from the government.
(5)	During the quarter, we reclassified our Series 27 preferred shares to equity. They were previously classified as liabilities.

Note 11: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at July 31, 2014. Our capital position as at July 31, 2014 is detailed in the Capital Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 12: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2014 and 2013. During the nine months ended July 31, 2014, we granted a total of 1,618,223 stock options (2,003,446 stock options during the nine months ended July 31, 2013). The weighted-average fair value of options granted during the nine months ended July 31, 2014 was $6.36 per option ($5.29 per option for the nine months ended July 31, 2013).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2014	July 31, 2013
Expected dividend yield	5.0%	6.0%-6.2%
Expected share price volatility	16.4%	18.1%-18.6%
Risk-free rate of return	2.5%-2.6%	1.7%-1.9%
Expected period until exercise (in years)	6.5-7.0	5.5-7.0

  Changes to the input assumptions can result in different fair value estimates.

46 • BMO Financial Group Third Quarter Report 2014

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Benefits earned by employees	66	61	6	6
Net interest cost (income)	(2)	2	13	12
Administrative expenses and taxes	-	1	-	-
Defined benefits expense	64	64	19	18
Canada and Quebec pension plan expense	16	16	-	-
Defined contribution expense	2	1	-	-
Total pension and other employee future benefit expenses	82	81	19	18

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Benefits earned by employees	185	178	19	19
Net interest cost (income)	(7)	4	38	36
Administrative expenses and taxes	3	4	-	-
Defined benefits expense	181	186	57	55
Canada and Quebec pension plan expense	55	57	-	-
Defined contribution expense	6	6	-	-
Total pension and other employee future benefit expenses	242	249	57	55

Note 13: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Net income attributable to bank shareholders	1,110	1,107	3,220	3,069
Dividends on preferred shares	(28)	(30)	(83)	(91)
Net income available to common shareholders	1,082	1,077	3,137	2,978
Average number of common shares outstanding (in thousands)	645,892	647,045	645,071	649,913
Basic earnings per share (Canadian $)	1.68	1.67	4.86	4.58

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2014	July 31, 2013	July 31, 2014	July 31, 2013
Net income available to common shareholders adjusted for dilution effect	1,082	1,077	3,137	2,978
Average number of common shares outstanding (in thousands)	645,892	647,045	645,071	649,913
Stock options potentially exercisable (1)	10,683	10,655	11,082	10,731
Common shares potentially repurchased	(7,960)	(9,363)	(8,616)	(9,412)
Average diluted number of common shares outstanding (in thousands)	648,615	648,337	647,537	651,232
Diluted earnings per share (Canadian $)	1.67	1.66	4.85	4.57
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,754,283 and 1,788,675 with a weighted-average exercise price of $235.35 and $235.29, respectively, for the three and nine months ended July 31, 2014 (3,172,149 and 3,238,414 with a weighted-average exercise price of $180.69 and $180.29, respectively, for the three and nine months ended July 31, 2013) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

BMO Financial Group Third Quarter Report 2014 • 47

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the period because including them would increase our earnings per share, not dilute it.

Note 14: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as adjusted operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) serves personal and commercial banking customers through an integrated national network of BMO Bank of Montreal branches, automated banking machines (“ABMs”), telephone, mobile and online banking, along with the expertise of our mortgage specialists and financial planners. Personal banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. Commercial banking provides our small business, medium-sized enterprise and mid-market banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services to individuals and small and mid-sized business customers. Our retail and small and mid-sized business banking customers are served through our network of BMO Harris Bank branches, call centre, online and mobile banking platforms and ABMs across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. Wealth Management (“WM”) operates in both Canada and the United States, as well as in select global markets including Europe and Asia.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) provides capital-raising, strategic advisory and risk management, and integrated sales, trading and research services to corporate, institutional, and government clients in Canada, the United States and select international locations.

48 • BMO Financial Group Third Quarter Report 2014

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts, certain acquisition integration costs, restructuring costs, run-off structured credit activities and adjustments to the collective allowance for credit losses.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the annual consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below. Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to current presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The offset to the operating groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2014 • 49

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,207	628	141	328	(197)	2,107
Non-interest revenue	453	136	847	658	14	2,108
Total Revenue	1,660	764	988	986	(183)	4,215
Provision for credit losses	134	52	(3)	(6)	(47)	130
Amortization	35	42	35	13	66	191
Non-interest expense	790	452	710	576	37	2,565
Income before taxes and non-controlling interest in subsidiaries	701	218	246	403	(239)	1,329
Provision for income taxes	175	59	56	97	(184)	203
Reported net income	526	159	190	306	(55)	1,126
Non-controlling interest in subsidiaries	-	-	1	-	15	16
Net Income attributable to bank shareholders	526	159	189	306	(70)	1,110
Average Assets	191,990	72,642	26,244	258,916	43,626	593,418

For the three months ended July 31, 2013	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,152	580	144	345	(38)	2,183
Non-interest revenue	412	143	723	515	24	1,817
Total Revenue	1,564	723	867	860	(14)	4,000
Provision for credit losses	125	40	(1)	2	(90)	76
Amortization	37	42	19	12	63	173
Non-interest expense	754	432	568	511	88	2,353
Income before taxes and non-controlling interest in subsidiaries	648	209	281	335	(75)	1,398
Provision for income taxes	162	60	64	67	(78)	275
Reported net income	486	149	217	268	3	1,123
Non-controlling interest in subsidiaries	-	-	-	-	16	16
Net Income attributable to bank shareholders	486	149	217	268	(13)	1,107
Average Assets	179,675	65,254	22,472	246,401	41,798	555,600

(Canadian $ in millions)

For the nine months ended July 31, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	3,551	1,848	416	917	(449)	6,283
Non-interest revenue	1,271	427	2,317	1,996	84	6,095
Total Revenue	4,822	2,275	2,733	2,913	(365)	12,378
Provision for credit losses	408	121	(2)	(11)	(125)	391
Amortization	110	128	79	38	197	552
Non-interest expense	2,312	1,365	1,940	1,741	124	7,482
Income before taxes and non-controlling interest in subsidiaries	1,992	661	716	1,145	(561)	3,953
Provision for income taxes	502	181	157	257	(407)	690
Reported net income	1,490	480	559	888	(154)	3,263
Non-controlling interest in subsidiaries	-	-	1	-	42	43
Net Income attributable to bank shareholders	1,490	480	558	888	(196)	3,220
Average Assets	189,794	71,446	24,318	259,696	44,132	589,386

For the nine months ended July 31, 2013	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	3,360	1,750	413	923	114	6,560
Non-interest revenue	1,180	440	1,995	1,672	78	5,365
Total Revenue	4,540	2,190	2,408	2,595	192	11,925
Provision for credit losses	406	127	2	(19)	(118)	398
Amortization	109	127	60	34	184	514
Non-interest expense	2,226	1,265	1,685	1,524	432	7,132
Income before taxes and non-controlling interest in subsidiaries	1,799	671	661	1,056	(306)	3,881
Provision for income taxes	445	192	142	229	(248)	760
Reported net income	1,354	479	519	827	(58)	3,121
Non-controlling interest in subsidiaries	-	-	-	-	52	52
Net Income attributable to bank shareholders	1,354	479	519	827	(110)	3,069
Average Assets	175,190	63,738	21,939	250,083	43,898	554,848
(1)	Corporate Services includes Technology and Operations.

50 • BMO Financial Group Third Quarter Report 2014

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2014	Canada	United States	Other countries	Total
Net interest income	1,375	696	36	2,107
Non-interest revenue	1,358	529	221	2,108
Total Revenue	2,733	1,225	257	4,215
Provision for credit losses	110	20	-	130
Amortization	107	67	17	191
Non-interest expense	1,503	909	153	2,565
Income before taxes and non-controlling interest in subsidiaries	1,013	229	87	1,329
Provision for income taxes	137	49	17	203
Reported net income	876	180	70	1,126
Non-controlling interest in subsidiaries	15	-	1	16
Net Income attributable to bank shareholders	861	180	69	1,110
Average Assets	368,665	201,851	22,902	593,418

For the three months ended July 31, 2013	Canada	United States	Other countries	Total
Net interest income	1,368	790	25	2,183
Non-interest revenue	1,250	480	87	1,817
Total Revenue	2,618	1,270	112	4,000
Provision for credit losses	143	(67)	-	76
Amortization	102	67	4	173
Non-interest expense	1,406	877	70	2,353
Income before taxes and non-controlling interest in subsidiaries	967	393	38	1,398
Provision for income taxes	153	122	-	275
Reported net income	814	271	38	1,123
Non-controlling interest in subsidiaries	15	1	-	16
Net Income attributable to bank shareholders	799	270	38	1,107
Average Assets	342,032	193,363	20,205	555,600

(Canadian $ in millions)
For the nine months ended July 31, 2014	Canada	United States	Other countries	Total
Net interest income	4,042	2,127	114	6,283
Non-interest revenue	3,985	1,696	414	6,095
Total Revenue	8,027	3,823	528	12,378
Provision for credit losses	379	14	(2)	391
Amortization	320	207	25	552
Non-interest expense	4,459	2,698	325	7,482
Income before taxes and non-controlling interest in subsidiaries	2,869	904	180	3,953
Provision for income taxes	487	201	2	690
Reported net income	2,382	703	178	3,263
Non-controlling interest in subsidiaries	42	-	1	43
Net Income attributable to bank shareholders	2,340	703	177	3,220
Average Assets	368,271	199,400	21,715	589,386

For the nine months ended July 31, 2013	Canada	United States	Other countries	Total
Net interest income	4,008	2,502	50	6,560
Non-interest revenue	3,694	1,383	288	5,365
Total Revenue	7,702	3,885	338	11,925
Provision for credit losses	446	(47)	(1)	398
Amortization	304	200	10	514
Non-interest expense	4,294	2,639	199	7,132
Income before taxes and non-controlling interest in subsidiaries	2,658	1,093	130	3,881
Provision for income taxes	470	295	(5)	760
Reported net income	2,188	798	135	3,121
Non-controlling interest in subsidiaries	41	11	-	52
Net Income attributable to bank shareholders	2,147	787	135	3,069
Average Assets	342,845	191,541	20,462	554,848

BMO Financial Group Third Quarter Report 2014 • 51

Note 15: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements for the year ended October 31, 2013 on pages 178 to 184 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2014					October 31, 2013
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	38,250	38,250	-	26,089	26,089	-
Interest bearing deposits with banks	5,800	5,800	-	6,518	6,518	-
Securities	149,541	150,914	1,373	135,800	137,322	1,522
Securities borrowed or purchased under resale agreements	49,452	49,452	-	39,799	39,799	-
Loans
Residential mortgages	99,484	99,687	203	96,392	95,944	(448)
Consumer instalment and other personal	64,286	63,478	(808)	63,640	62,770	(870)
Credit cards	7,976	7,715	(261)	7,870	7,619	(251)
Businesses and governments	115,812	114,359	(1,453)	104,585	103,268	(1,317)
	287,558	285,239	(2,319)	272,487	269,601	(2,886)
Customers’ liability under acceptances	9,651	9,601	(50)	8,472	8,437	(35)
Allowance for credit losses (1)	(1,768)	-	1,768	(1,665)	-	1,665
Total loans and customers’ liability under acceptances, net of allowance for credit losses	295,441	294,840	(601)	279,294	278,038	(1,256)
Derivative instruments	26,825	26,825	-	30,259	30,259	-
Premises and equipment	2,174	2,174	-	2,168	2,168	-
Goodwill	5,253	5,253	-	3,819	3,819	-
Intangible assets	2,020	2,020	-	1,511	1,511	-
Current tax assets	770	770	-	1,065	1,065	-
Deferred tax assets	2,962	2,962	-	3,027	3,027	-
Other assets	8,344	8,344	-	7,695	7,695	-
	586,832	587,604	772	537,044	537,310	266
Liabilities
Deposits	399,223	399,347	124	368,369	368,521	152
Derivative instruments	28,151	28,151	-	31,974	31,974	-
Acceptances	9,651	9,651	-	8,472	8,472	-
Securities sold but not yet purchased	28,366	28,366	-	22,446	22,446	-
Securities lent or sold under repurchase agreements	40,606	40,606	-	28,884	28,884	-
Current tax liabilities	255	255	-	438	438	-
Deferred tax liabilities	185	185	-	107	107	-
Other liabilities	42,147	42,573	426	41,179	41,457	278
Subordinated debt	3,948	4,175	227	3,996	4,217	221
Shareholders’ equity	34,300	34,300	-	31,179	31,179	-
	586,832	587,609	777	537,044	537,695	651
Total fair value adjustment			(5)			(385)
(1)	Allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $46 million and $71 million, respectively for the three and nine months ended July 31, 2014 (an increase of $44 million and $5 million, respectively, for the three and nine months ended July 31, 2013). This includes a decrease of $1 million and $55 million, respectively, for the three and nine months ended July 31, 2014 attributable to changes in our credit spread (a decrease of $3 million and $38 million, respectively, for the three and nine months ended July 31, 2013). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to July 31, 2014 was an unrealized loss of $90 million. We may enter into positions to manage the exposure to changes in our credit spreads.

The fair value and notional amount due at contractual maturity of these structured notes as at July 31, 2014 were $7,423 million and $7,452 million, respectively ($5,928 million and $6,028 million, respectively, as at October 31, 2013). These structured notes are recorded in Deposits in our Consolidated Balance Sheet.

52 • BMO Financial Group Third Quarter Report 2014

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis and the change in fair value for both items is recorded in non-interest revenue, insurance income. The fair value of these investments as at July 31, 2014 of $6,373 million ($5,766 million as at October 31, 2013) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $146 million and $373 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2014 (a decrease of $319 million and $209 million, respectively, for the three and nine months ended July 31, 2013). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at July 31, 2014 of $368 million ($329 million as at October 31, 2013) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $20 million and $33 million in non-interest revenue, insurance income, respectively, for the three and nine months ended July 31, 2014 (an increase of $22 million and an increase of $4 million, respectively, for the three and nine months ended July 31, 2013). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at July 31, 2014 of $146 million ($511 million as at October 31, 2013) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in an increase of $1 million and $2 million in non-interest revenue, trading revenues, respectively, for the three and nine months ended July 31, 2014 (a decrease of $10 million and $22 million, respectively, for the three and nine months ended July 31, 2013).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at July 31, 2014 of $462 million ($488 million as at October 31, 2013) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $31 million and $22 million, respectively, for the three and nine months ended July 31, 2014 (a decrease of $5 million and a decrease of $20 million, respectively, for the three and nine months ended July 31, 2013).

BMO Financial Group Third Quarter Report 2014 • 53

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	July 31, 2014			October 31, 2013
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,664	1,830	-	8,569	2,255	-
Canadian provincial and municipal governments	3,252	4,063	-	1,578	4,133	-
U.S. federal government	8,409	346	-	5,903	-	-
U.S. states, municipalities and agencies	-	616	82	-	681	78
Other governments	227	63	-	132	4	-
Mortgage-backed securities and collateralized mortgage obligations	-	784	-	-	652	-
Corporate debt	2,499	9,257	595	2,032	8,233	822
Corporate equity	36,827	10,945	-	28,073	12,014	-
	61,878	27,904	677	46,287	27,972	900
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,375	5,544	-	8,260	4,855	-
Canadian provincial and municipal governments	1,613	2,337	-	1,881	1,817	-
U.S. federal government	2,756	-	-	4,660	-	-
U.S. states, municipalities and agencies	-	5,735	1	3	5,388	1
Other governments	1,715	4,163	-	1,697	4,466	-
Mortgage-backed securities and collateralized mortgage obligations	-	9,460	-	-	8,805	-
Corporate debt	3,526	3,738	9	4,283	6,004	30
Corporate equity	452	144	1,105	460	151	949
	15,437	31,121	1,115	21,244	31,486	980
Other Securities	-	-	462	-	-	488
Fair Value Liabilities
Securities sold but not yet purchased	25,064	3,302	-	20,024	2,422	-
Structured note liabilities and other note liabilities	-	7,569	-	-	6,439	-
Annuity liabilities	-	368	-	-	329	-
	25,064	11,239	-	20,024	9,190	-
Derivative Assets
Interest rate contracts	5	17,766	-	7	22,215	-
Foreign exchange contracts	10	7,376	-	9	6,663	-
Commodity contracts	715	80	-	673	66	-
Equity contracts	32	776	-	16	520	-
Credit default swaps	-	49	16	-	62	28
	762	26,047	16	705	29,526	28
Derivative Liabilities
Interest rate contracts	14	16,401	-	8	21,516	-
Foreign exchange contracts	7	7,726	-	5	6,443	-
Commodity contracts	579	103	-	695	138	-
Equity contracts	95	3,112	-	70	2,997	-
Credit default swaps	-	102	12	-	83	19
	695	27,444	12	778	31,177	19

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

54 • BMO Financial Group Third Quarter Report 2014

Quantitative Information about Level 3 Fair Value Measurements

The table below presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values and value ranges of significant unobservable inputs used in the valuations.

		Fair value				Range of input values (2)

As at July 31, 2014 (Canadian $ in millions, except as noted) (1)	Reporting line in fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs	Low	High
Securities
Private equity (3)	Corporate equity	1,105	-	Net Asset Value	Net Asset Value	n/a	n/a
				EV/EBITDA	Multiple	5.5x	8.8x

CLO Securities (4)	Corporate debt	604	-	DiscountedCash FlowModel	Yield/Discount Margin	1.35%	1.35%

Merchant banking securities	Other	462	-	Net Asset Value	Net Asset Value	n/a	n/a
				EV/EBITDA	Multiple	4.2x	9.2x
(1)	Comparative information relating to periods before November 1, 2013 is not required.
(2)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(3)	Included in private equity is $581 million of United States Federal Reserve Bank and Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.
(4)	Includes both trading and available-for-sale instruments.

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of our security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets/securities we hold. The EV/EBITDA multiple is determined using judgement considering factors such as multiples for comparable listed companies, recent transactions, company specific factors, and liquidity discounts to account for the lack of active trading in these assets/securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement. A discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at July 31, 2014 for significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $595 million that relates to securities that are hedged with credit default swaps that are also Level 3 instruments. As at July 31, 2014 , the derivative assets and derivative liabilities was $16 million and $12 million, respectively. We have determined the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the deal. As at July 31, 2014, the impact of assuming a 10 basis point increase or decrease in the discount margin would result in $1 million decrease and increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities as the net asset values are provided by the investment or fund managers.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2014.

During the three months ended July 31, 2014, there were no transfers into or out of Level 3. During the nine months ended July 31, 2014, $15 million of trading securities were transferred from Level 3 to Level 2 as market information became available for certain corporate debt securities.

BMO Financial Group Third Quarter Report 2014 • 55

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2014, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value

For the three months ended July 31, 2014	Balance April 30, 2014	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2014	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	82	-	-	-	-	-	-	-	82	-
Corporate debt	663	1	-	-	-	(69)	-	-	595	1
Total trading securities	745	1	-	-	-	(69)	-	-	677	1
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate debt	10	-	-	-	(1)	-	-	-	9	-
Corporate equity	1,066	(10)	(9)	70	(12)	-	-	-	1,105	(9)
Total available-for-sale securities	1,077	(10)	(9)	70	(13)	-	-	-	1,115	(9)
Other Securities	494	(22)	-	25	(35)	-	-	-	462	(22)
Derivative Assets
Credit default swaps	22	(6)	-	-	-	-	-	-	16	(7)
Derivative Liabilities
Credit default swaps	16	(4)	-	-	-	-	-	-	12	(4)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2014 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2014 are included in Accumulated Other Comprehensive Income.

		Change in fair value

For the nine months ended July 31, 2014	Balance October 31, 2013	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2014	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	78	4	-	-	-	-	-	-	82	4
Corporate debt	822	52	-	-	(60)	(204)	-	(15)	595	54
Total trading securities	900	56	-	-	(60)	(204)	-	(15)	677	58
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate debt	30	(1)	-	-	(20)	-	-	-	9	2
Corporate equity	949	(26)	50	160	(28)	-	-	-	1,105	50
Total available-for-sale securities	980	(27)	50	160	(48)	-	-	-	1,115	52
Other Securities	488	8	-	97	(131)	-	-	-	462	8
Derivative Assets
Credit default swaps	28	(12)	-	-	-	-	-	-	16	(13)
Derivative Liabilities
Credit default swaps	19	(7)	-	-	-	-	-	-	12	(7)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on July 31, 2014 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on July 31, 2014 are included in Accumulated Other Comprehensive Income.

56 • BMO Financial Group Third Quarter Report 2014

Note 16: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 92-94 of our 2013 Annual Report.

(Canadian $ in millions)										July 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	37,433	-	-	-	-	-	-	-	817	38,250
Interest bearing deposits with banks	4,270	1,129	320	69	12	-	-	-	-	5,800
Securities
Trading	618	1,467	2,775	1,377	3,655	6,594	10,300	15,901	47,772	90,459
Available-for-sale	1,234	579	386	829	1,203	7,125	23,962	10,654	1,701	47,673
Held-to-maturity	-	-	-	119	104	1,368	4,487	4,342	-	10,420
Other	-	-	-	-	2	-	49	20	918	989
Total securities	1,852	2,046	3,161	2,325	4,964	15,087	38,798	30,917	50,391	149,541
Securities borrowed or purchased under resale agreements	35,138	9,721	2,395	1,296	646	256	-	-	-	49,452
Loans
Residential mortgages	1,709	2,043	2,662	3,909	4,969	20,210	55,216	8,766	-	99,484
Consumer instalment and other personal	415	512	736	1,020	1,368	6,226	21,838	8,777	23,394	64,286
Credit cards	-	-	-	-	-	-	-	-	7,976	7,976
Businesses and governments	8,129	9,209	3,489	2,878	11,441	9,797	34,889	6,823	29,157	115,812
Customers’ liability under acceptances	7,681	1,728	107	121	14	-	-	-	-	9,651
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,768)	(1,768)
Total loans and acceptances, net of allowance	17,934	13,492	6,994	7,928	17,792	36,233	111,943	24,366	58,759	295,441
Other Assets
Derivative instruments
Interest rate contracts	30	143	181	458	391	1,873	5,798	8,897	-	17,771
Foreign exchange contracts	1,214	769	380	395	862	865	1,651	1,250	-	7,386
Commodity contracts	49	89	129	80	70	206	131	41	-	795
Equity contracts	122	154	126	73	32	150	151	-	-	808
Credit contracts	-	1	1	1	-	3	58	1	-	65
Total derivative assets	1,415	1,156	817	1,007	1,355	3,097	7,789	10,189	-	26,825
Premises and equipment	-	-	-	-	-	-	-	-	2,174	2,174
Goodwill	-	-	-	-	-	-	-	-	5,253	5,253
Intangible assets	-	-	-	-	-	-	-	-	2,020	2,020
Current tax assets	-	-	-	-	-	-	-	-	770	770
Deferred tax assets	-	-	-	-	-	-	-	-	2,962	2,962
Other	1,519	182	143	7	-	-	97	3,523	2,873	8,344
Total other assets	2,934	1,338	960	1,014	1,355	3,097	7,886	13,712	16,052	48,348
Total Assets	99,561	27,726	13,830	12,632	24,769	54,673	158,627	68,995	126,019	586,832

BMO Financial Group Third Quarter Report 2014 • 57

(Canadian $ in millions)										July 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	11,372	4,864	2,020	121	112	-	-	-	4,376	22,865
Businesses and governments	39,649	28,581	11,636	7,902	8,175	17,851	26,592	7,844	95,578	243,808
Individuals	2,142	3,732	4,898	5,038	4,565	6,638	15,600	1,436	88,501	132,550
Total deposits	53,163	37,177	18,554	13,061	12,852	24,489	42,192	9,280	188,455	399,223
Other liabilities
Derivative instruments
Interest rate contracts	33	178	184	423	410	1,577	5,880	7,730	-	16,415
Foreign exchange contracts	702	919	404	301	1,103	1,420	1,651	1,233	-	7,733
Commodity contracts	40	72	83	67	74	184	130	32	-	682
Equity contracts	457	485	378	62	71	646	491	617	-	3,207
Credit contracts	-	1	1	1	1	5	93	12	-	114
Total derivative liabilities	1,232	1,655	1,050	854	1,659	3,832	8,245	9,624	-	28,151
Acceptances	7,681	1,728	107	121	14	-	-	-	-	9,651
Securities sold but not yet purchased	28,366	-	-	-	-	-	-	-	-	28,366
Securities lent or sold under repurchase agreements	39,356	845	161	149	95	-	-	-	-	40,606
Current tax liabilities	-	-	-	-	-	-	-	-	255	255
Deferred tax liabilities	-	-	-	-	-	-	-	-	185	185
Securitization and liabilities related to structured entities	3	358	362	1,551	342	4,722	9,862	4,752	-	21,952
Other	6,695	91	4	-	338	170	3,500	1,677	7,720	20,195
Total other liabilities	83,333	4,677	1,684	2,675	2,448	8,724	21,607	16,053	8,160	149,361
Subordinated debt	-	-	-	-	-	-	100	3,848	-	3,948
Total Equity	-	-	-	-	-	-	-	-	34,300	34,300
Total Liabilities and Equity	136,496	41,854	20,238	15,736	15,300	33,213	63,899	29,181	230,915	586,832
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										July 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,094	2,357	2,989	3,718	5,455	14,886	49,611	1,378	-	81,488
Operating leases	24	51	73	71	69	259	580	598	-	1,725
Financial guarantee contracts (1)	5,212	-	-	-	-	-	-	-	-	5,212
Purchase obligations	59	114	169	168	168	607	897	225	-	2,407
(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

58 • BMO Financial Group Third Quarter Report 2014

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	25,323	-	-	-	-	-	-	-	766	26,089
Interest bearing deposits with banks	4,592	1,295	471	84	76	-	-	-	-	6,518
Securities
Trading	1,209	1,284	480	1,521	442	4,781	10,593	14,762	40,087	75,159
Available-for-sale	2,026	3,628	1,439	2,076	2,820	6,729	22,170	11,262	1,560	53,710
Held-to-maturity	-	-	-	-	-	562	4,864	606	-	6,032
Other	-	-	18	-	-	3	34	17	827	899
Total securities	3,235	4,912	1,937	3,597	3,262	12,075	37,661	26,647	42,474	135,800
Securities borrowed or purchased under resale agreements	26,421	9,627	2,949	597	205	-	-	-	-	39,799
Loans
Residential mortgages	832	1,276	2,716	4,553	3,787	17,441	56,630	9,157	-	96,392
Consumer instalment and other personal	323	294	643	890	834	4,730	23,285	9,636	23,005	63,640
Credit cards	-	-	-	-	-	-	-	-	7,870	7,870
Businesses and governments	7,965	7,555	3,400	3,955	8,850	9,697	30,574	5,087	27,502	104,585
Customers’ liability under acceptances	8,367	103	1	1	-	-	-	-	-	8,472
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,665)	(1,665)
Total loans and acceptances, net of allowance	17,487	9,228	6,760	9,399	13,471	31,868	110,489	23,880	56,712	279,294
Other Assets
Derivative instruments
Interest rate contracts	39	98	193	319	260	2,423	8,598	10,292	-	22,222
Foreign exchange contracts	685	665	605	244	149	1,608	1,515	1,201	-	6,672
Commodity contracts	50	79	119	96	75	179	99	42	-	739
Equity contracts	100	82	50	61	69	66	106	2	-	536
Credit contracts	-	1	2	4	2	5	56	20	-	90
Total derivative assets	874	925	969	724	555	4,281	10,374	11,557	-	30,259
Premises and equipment	-	-	-	-	-	-	-	-	2,168	2,168
Goodwill	-	-	-	-	-	-	-	-	3,819	3,819
Intangible assets	-	-	-	-	-	-	-	-	1,511	1,511
Current tax assets	-	-	-	-	-	-	-	-	1,065	1,065
Deferred tax assets	-	-	-	-	-	-	-	-	3,027	3,027
Other	1,561	148	137	-	-	-	14	3,320	2,515	7,695
Total other assets	2,435	1,073	1,106	724	555	4,281	10,388	14,877	14,105	49,544
Total Assets	79,493	26,135	13,223	14,401	17,569	48,224	158,538	65,404	114,057	537,044

BMO Financial Group Third Quarter Report 2014 • 59

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,241	3,733	140	231	563	-	-	-	5,683	20,591
Businesses and governments	26,265	29,217	10,490	6,149	5,547	13,970	30,598	8,506	91,604	222,346
Individuals	2,253	3,761	5,203	4,618	5,513	7,228	11,450	1,526	83,880	125,432
Total deposits	38,759	36,711	15,833	10,998	11,623	21,198	42,048	10,032	181,167	368,369
Other liabilities
Derivative instruments
Interest rate contracts	56	112	246	365	314	2,370	8,174	9,887	-	21,524
Foreign exchange contracts	472	931	658	251	156	1,462	1,619	899	-	6,448
Commodity contracts	56	91	98	92	93	241	124	38	-	833
Equity contracts	119	173	241	91	143	841	851	608	-	3,067
Credit contracts	-	1	1	2	5	14	60	19	-	102
Total derivative liabilities	703	1,308	1,244	801	711	4,928	10,828	11,451	-	31,974
Acceptances	8,367	103	1	1	-	-	-	-	-	8,472
Securities sold but not yet purchased	22,446	-	-	-	-	-	-	-	-	22,446
Securities lent or sold under repurchase agreements	24,483	2,953	1,448	-	-	-	-	-	-	28,884
Current tax liabilities	-	-	-	-	-	-	-	-	438	438
Deferred tax liabilities	-	-	-	-	-	-	-	-	107	107
Securitization and liabilities related to structured entities	1,221	1,481	998	-	318	3,295	10,395	4,653	-	22,361
Other	6,793	140	13	5	26	427	3,205	1,255	6,954	18,818
Total other liabilities	64,013	5,985	3,704	807	1,055	8,650	24,428	17,359	7,499	133,500
Subordinated debt	-	-	-	-	-	-	100	3,896	-	3,996
Total Equity	-	-	-	-	-	-	-	-	31,179	31,179
Total Liabilities and Equity	102,772	42,696	19,537	11,805	12,678	29,848	66,576	31,287	219,845	537,044
(1) Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,169	907	3,246	3,935	3,850	13,381	42,477	2,353	-	71,318
Operating leases	25	46	69	69	69	262	618	640	-	1,798
Financial guarantee contracts (1)	4,778	-	-	-	-	-	-	-	-	4,778
Purchase obligations	71	141	211	216	207	729	1,115	275	-	2,965
(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

  Certain comparative figures have been reclassified to conform to the current period’s presentation.

60 • BMO Financial Group Third Quarter Report 2014